UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 0001080759

                        VANCOUVER'S FINEST COFFEE COMPANY
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  Nevada                               "Applied for"
      ----------------------------                   -----------------
     (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)                 Identification No.)

      Suite 201 - 888 Bute Street                         V6E 1Y5
      ----------------------------                   -----------------
       Vancouver, B. C.,  Canada
  (Address of Principal Executive Officer)               (Zip Code)


                                 (604) 669-8985
                           --------------------------
                           (ISSUER'S TELEPHONE NUMBER)

Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                 ----------------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

ITEM                                                                    PAGE
----                                                                    ----

                                     PART 1
Item 1    Description of Business                                          3
Item 2    Management's Discussion and Analysis or Plan
                    of Operation                                          22

Item 3    Description of the Kiosk System                                 24
Item 4    Security Ownership of Certain Beneficial
                    Ownership and Management                              25

Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                       27

Item 6    Executive Compensation                                          28
Item 7    Certain Relationships and Related Transactions                  30
Item 8    Description of Securities                                       31

                                     PART 11

Item 1    Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters          33
Item 2    Legal Proceedings                                               34
Item 3    Disagreement With Accountants and Financial Disclosure          34
Item 4    Recent Sales of Unregistered Securities                         34
Item 5    Indemnification of Directors and Officers                       36

                                    PART F/S

          Financial Statements                                            38

                                    PART 111

Item 1    Index to Exhibits                                               47
Item 2    Description of Exhibits                                         47



                 ----------------------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

Vancouver's Finest Coffee Company (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

(1) provide current, public information to the investment community;

(2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

(3) to comply with prerequisites for listing of the Registrant's securities on NASDAQ.


ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE REGISTRANT

         The Registrant, a Nevada corporation, was incorporated on September 15, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at Suite 201 - 888 Bute Street, Vancouver, B. C., Canada, V6E 1Y5

         The Registrant is in the development stage, being a company that is in the early stages of starting a kiosk system for the distribution of coffee and coffee related products.

         The Registrant is seeking a quotation on the OTC Bulletin Board. Upon being deemed a registered company, management anticipates filing the necessary information and documents with the NASD. Presently the Registrant has no market maker and management has not discussed with any market maker or registered broker any aspects of the Registrant's operations.

         To management's knowledge, the Registrant has not been subject to bankruptcy, receivership or any similar proceedings.

         The Registrant has no revenue to date from the development of its kiosk system, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its kiosk system to a stage where a decision can be made by management as to whether the project will be successful and what further action should be taken to develop the system into a profitable enterprise. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital from the sale of its capital stock or in otherwise raising substantial capital.

All dollar amounts stated in this document are in US dollars unless otherwise noted.

PLANNED BUSINESS

         Much of the discussion contained in this section is "forward looking". Actual results may materially differ from the Registrant's plans as currently contemplated.

         Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

Overview of Registrant's Operations

         The Registrant is a start-up company founded for the purpose of building a retail premium coffee business that sells premium quality coffee drinks through Company-owned and operated retail kiosks. The Registrant's objective is to establish itself as the leading purveyor of premium coffee kiosks in the Greater Vancouver Area, a market that is not fully exploited at the current time. Nevertheless, there is definite competition from such retail store outlets as Starbucks Coffee, The Second Cup, Blenz Coffee, Murchie's Tea & Coffee Ltd. and an assortment of other establishments.

         The Registrant's plan is to locate twenty-five company-owned and operated retail kiosks in the Greater Vancouver Area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the VANCOUVER'S FINEST COFFEE COMPANY brand. The Registrant will locate the twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations.

         The Registrant will offer only the highest-quality coffee, at the same time providing the service as quickly as possible, realizing the demand for coffee drinks to people on the go. All types of espresso coffee drinks will be served, including iced coffee drinks and various types of premium blended and ground coffee. The design of VANCOUVER'S FINEST COFFEE COMPANY kiosks will reflect the Registrant's principal position, that of a local specialty coffee company, reflecting the feel and style of the city, while providing convenient and quick access to gourmet coffee drinks.

Industry Overview

         Coffee consumption is a commonly accepted, worldwide practice dating back more that 500 years. Coffee appeals to people across virtually all demographics - young and old, male and female, lower to upper income, mainstream to fringe, and a wide range of nationalities and ethnic origins. As a result, the retail market for coffee beverages is continuously growing and highly fragmented, both globally and in the United States and Canada.

         Specialty coffee represents a large and rapidly growing market as well, with numerous favorable dynamics fueling such growth. Specialty coffees provide consumers with a considerably higher quality coffee experience for relatively little additional cost. This results in:

         o  Significant perceived value
         o  Price inelasticity
         o  Staying power

         According to the Specialty Coffee Association of America (the SCAA) specialty coffee sales in the United States - have soared from approximately $45,000,000 per year in 1969 to an estimated $2,000,000,000 annually in 1998.
This presents a compound annual growth rate of approximately 15% over the course of 30 years. Sales are expected to approach $5,000,000,000 annually by the turn of the century, a compounded annual growth rate of more than 30% for the remainder of the decade. The SCAA expects industry growth not to peak until around the year 2010.

         The results for Canada are not as dramatic as in the United States but coffee consumption is a thriving business and there appears no reason that this trend will diminish. The majority of outlets in Vancouver, British Columbia are retail in nature, being the typical walk-in coffee shops.

         The SCAA analysis concludes that coffee cafes, including espresso bars, kiosks and carts will constitute the fastest growing distribution channel for specialty coffee well into the coming years. The SCAA projects that more than 2,500 coffee cafes, approximately 3,000 espresso bars, and an estimated 4,500 espresso kiosk and carts, which combined totals more than 10,000 retail specialty coffee cafes in operation by the year 2000. Even at 10,000 units, the market remains far from saturated. One publicly traded specialty coffee retailer has estimated the potential market for specialty coffee cafes in the United States alone at 40,000 units.

         In Canada and especially in British Columbia, the statistics are not as spectacular as shown above in the United States. Nevertheless, the market has not yet been saturated. There are numerous kiosk style coffee distributors in various locations in the lower mainland of British Columbia but these are mainly single owner-operations. Very few of these operators have more than one location and none have attempted to build a larger base of kiosks specializing in their own coffee brands.

         The SCAA cites three factors fueling the rapid anticipated growth of specialty coffee sales through cafes, bars, kiosks, and carts:

   o  Selling specialty coffee by the cup offers high gross profit margins;

   o Espresso-based beverages are difficult for consumers to prepare correctly at home; and

   o Existing food service locations are slow to upgrade their product quality to the level of specialty coffee.

         The Wall Street Journal, in an article published August 19, 1996 entitled "Coffeehouse Attract the Skateboard Set", highlights the extent to which employees are leaving their offices to purchase coffee from specialty shops. The Article states that "a lengthy jaunt to the local coffee house is a perk many businesses can't afford to offer." By offering high quality specialty coffee services through a kiosk located in the office complex itself, time spent on coffee "escapes" is reduced, with people bringing their coffee back to the workplace rather than sit in a coffee house.

Coffee Drinkers

         With the increasing pace and pressures of everyday life, specialty coffee fits within the "affordable luxury" or "small self indulgence" categories, and directly addresses a significant trend among consumers to make low-cost, self-rewarding purchases to temper daily stresses. The Wall Street Journal, in an article published on August 8, 1998 entitled "Outrageous Perks:
Coffee Breaks Become Coffee Escapes", has described the specialty coffee break during work as an "escape", and according to a Business Week article on March 17, 1997 entitled "Grabbing Bargains - and a $2 Cup of Coffee", Ernst & Young points to affordable luxuries, such as specialty coffee, as one of the biggest trends in the late 1990's.

         The trend towards desiring affordable luxuries has also spurred a secular change in eating patterns, with more people dining out for convenience, lack of time, and/or relief from the responsibilities of preparing and cleaning up after meals. Outside-the-home specialty coffee consumption fits directly into this pattern, with many people relying on a "latte and a muffin on the run" as their only morning nutrients.

         All types of demographics make up the typical gourmet coffee drinker:

   o The aging of baby-boom generation demonstrates an affinity for specialty coffee, and they correlate with high education and income levels. As a result, the specialty coffee market is benefiting from the large amount of disposable income in this demographic grouping.

   o With the increased scrutiny of alcohol consumption by younger people, many teenagers and college student have turned to specialty coffee bars for socializing. Such consumers are often first-time coffee drinkers, and are adopting preferences for specialty coffee beverages.

   o Increasingly lengthy and/or frequent breaks from work provide a demand for specialty coffee drinks which can be taken back to the office.

The Registrant's Strategy

         Each element of the Registrant's strategy is designed to differentiate and reinforce the VANCOUVER'S FINEST brand and to engineer a high degree of loyalty among Registrant's customers. The basis of the Registrant's strategy includes:

         Highest Quality Coffee Drinks and Service

                  The Registrant will offer only premium coffee to the customer, while trying to minimize lead time, in a convenient and easily accessible location.

         Coffee Drinks, Beverages and Baked Goods Only

                  The Registrant will sell only coffee drinks, tea and juices, as well as freshly baked goods. The Registrant will not sell coffee merchandise, such as espresso machines, nor will it sell whole or ground beans. The focus is on producing a high quality coffee drink, in as little time as possible.

Retail Kiosks Concept

         The Registrant will sell its specialty coffees through company-owned and operated kiosks. The small size of the kiosk, approximately six feet long, three feet deep and four feet high, enable the kiosks to be located in non-traditional, key intercept market locations. The low cost and ease of relocation of these kiosks, enables a short lead time from the setup to the delivery of coffee drinks to the customer.

         Standard equipment on the kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display rack for baked goods and other non-coffee items. The basic kiosk is finished in traditional British Columbia cedar resulting in an upscale design and localized feel.

         Retail kiosks located within downtown buildings will likely be open from 8 a.m. to 6 p.m. five days per week. Other kiosks, those located in shopping centers or transportation terminals, for example, will likely be open to 9 p.m. or later, seven day per week. The typical staff per retail kiosk will consist of one full-time kiosk manager and two full-time employees. Each employee will be trained to be knowledgeable about premium gourmet coffee. Retail kiosk operation will be sales-driven, with training emphasis on customer service.

Retail Kiosk Design and Cost

         The kiosk design will be upscale, emphasizing VANCOUVER'S FINEST branding and style. The kiosk design will reflect the Registrant's principle position, of that of a local coffee company, representing the feel and the attitude of the city and west coast. The cost of building and equipping a kiosk had been estimated as follows (figures stated in US dollars):

         Cost to build the kiosk including B.C. fir, metal,
             glass, arborite and labor                             $   8,500
         Logo design for kiosk, cups and napkins (i)                   2,000
         Two group express machine - $500 each                         1,000
         Two express grinders - $450 each                                900
         One coffee brewer                                               500

         One blender                                                     350
         One cash register (ii)                                        3,000
         Two display racks - $200 each                                   400
         Miscellaneous                                                 1,350
                                                                    --------
                           Total cost                               $ 18,000
                                                                    ========

          (i) The Registrant's logo has already been designed.

          (ii) Consideration will be given to renting the cash register rather than purchase it.

Retail Kiosk Operation

         Retail kiosk operations will be service driven, with emphasis on personalized service while providing a quality product to the customer.

Coffee

         Though many specialty coffee companies perform their own roasting at centralized facilities, the Registrant has chosen to contract out roasting for the following reasons:

1. Eliminates the need for substantial up-front investment as well as subsequent investment to follow geographic proliferation of retail sites;

2. Premium coffee grounds are widely available throughout the country at cost-effective rates by wholesalers focused entirely on providing the best premium coffee at the most competitive prices, while providing a steady and predictable supply;

3.   Shifts inventory expense and risk to the roaster;

4. Eliminates environmental compliance cost and liability for emissions generated during the roasting process; and

5.   Frees the Registrant to focus on executing its delivery model.

         For both its brewed and espresso beverages, the Registrant plans to use only the premium "Arabica" species of coffee. At present, the brewed coffee would consist of 100% Columbian Supremo, selected because among the approximately 30 varieties of specialty coffee world wide, this one commands approximately 40% to 50% of the premium segment, and is readily available on a contract basis. The Registrant will engage in testing other brewed coffee varieties in order to provide greater consumer choice and enhance consumer perception of VANCOUVER'S FINEST expertise in specialty coffee. To represent typical west coast style, the Registrant plans to use a proprietary dark roast.

         Coffee in green bean form is a commodity, and is subject to commodity price swings, caused by weather conditions, political climate, and similar supply and demand factors. It is sometimes assumed that margins for specialty coffee companies are vulnerable to the same factors. However, the price of green coffee will represent only about 9% of the Registrant's cost of goods sold for specialty coffee beverages. As a result, if green coffee prices were to double, the Registrant's costs would increase by only approximately 5 cents per drink, and generally an increase of such size would be passed along to the customer.

         Although the Registrant has a preference for the Arabic coffee bean, it is not committed to any particular brand. The Registrant does not depend on an exclusive supply source, in order to ensure that the quality and sustainability of supply will never be jeopardized.

Cost of Inventory

         Each kiosk will require inventory in order for it to maintain its service to its customers. Basically, initially each kiosk will require the following inventory prior to the commencement of operations.

    Non-food inventory:

         Plastic cups - two sizes (minimum 5,000 @ $0.10 each)            $  500
         Plastic coffee cup covers - two sizes (minimum of 5,000
                  @ $0.05 each)                                              250
         Wood or plastic stir sticks (minimum of 5,000 @ $0.02 each)         100
         Paper napkins (minimum 10,000 @ $0.04 each)                         400
         Small paper plates for baked goods (minimum of 5,000 @
                  $0.10 each)                                                500
                                                                           -----
                  Total non-food inventory                                 1,750

   Food inventory

         Coffee beans - variety of types and prices (estimated)  (i)       2,000
         Sugar - self contained bags (minimum 10,000 @ $0.05 each)           500
         Honey - containers (minimum 20 jars @ $4.00 each)                    80
         Milk - cream, homogenize and skim - individual containers (ii)      100
         Butter for baked goods (ii)                                          40
         Baked goods - assortment of buns and pastries (ii)                  200
                                                                         -------
                  Total food inventory                                     2,920

Total cost of Inventory                                                  $ 4,670
                                                                         =======

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

          (i) It is estimated that this number of beans is a one month supply during the first two months after the Registrant has started operation of its first kiosk.

          (ii) Due to no refrigerator being built into the kiosk, milk, butter and bake goods will have to be purchased daily.

Expansion Plan

         The Registrant's expansion plan involves the opening of twenty-five kiosks in the Greater Vancouver Area over a period of two years. The expansion plan consists of three phases:

Phase I

         At Phase 1, the Registrant will undertake an analysis of the market relating the acceptable kiosk locations. This will entail communicating with landlords of office buildings, meeting with managers of transportation terminals and sporting facilities to determine ideal locations for the installation of kiosks. In addition, the Registrant will commission an architect to design and construct the kiosk system. It is estimated this Phase will result in an expenditure of $20,000. The Registrant has the funds on hand to complete this Phase before proceeding the next Phase.

Phase 11

         At this Phase, the Registrant will commence hiring personal to operate its first kiosk. An in-house training program will be given to all new employees that will allow them to fully operate the kiosk and react favorably with the Registrant's customers. The estimated cost per month for employees to operate the kiosk has been estimated for the full-time kiosk manager at $3,000 per month and for one employee at $10 per hour for 50 hour week for a monthly remuneration of $2,000. Initial the employee cost will be high since the full-time manager of the kiosk will have to manage only one kiosk but will require another employee at the kiosk to assist in the distribution of coffee and food products. As more kiosks are installed the manager will be responsible for overseeing numerous kiosks. If possible, part time employees will be used rather than full time employees.

         The funds required to train the above noted two employees during the time, estimated to be a week, prior to the opening of the first kiosk are available from money raised to date by the Registrant. Nevertheless, the $4,670 to inventory the kiosk for the first month of operations might have to be raised. These funds can be obtained from the directors and officers, through bank funding or through the eventual sale of the Registrant's capital stock.

          It has been estimated by the Registrant that the sales and operating costs of the first kiosk on a monthly bases will be as follows:

         Revenue  - assorted coffees (i)               $  13,200
                  - baked goods (ii)                         990
                                                        ---------
                Gross revenue                             14,190


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
         Cost of Goods Sold

         Coffee beans (iii)                                  990
         Baked goods (iv)                                    506
         Plastic cups (v)                                    660
         Plastic caps for cups (v)                           330
         Wood or plastic stir sticks (v)                     132
         Paper napkins (vi)                                  106
         Small paper plates (vii)                             66
         Sugar, milk, honey and butter (viii)                750
                                                           -----

                  Total cost of goods sold                 3,540

         Gross margin                                     10,650

         General operating expenses

         Advertising  (ix)                                   300
         Amortization of kiosk construction costs (x)        300
         Employee's wages (xi)                             2,225
         Management fees (xii)                             2,500
         Manager's salary (xiii)                           3,350
         Rent or Royalty (xiv)                               710
                                                         -------

                  Total expenses for the month             9,385

         Net income from operations                     $  1,265
                                                         =======

(i) Revenue

          Assorted coffees

          The Registrant will sell an assortment of specialty coffees. The actual selection of coffees will depend upon test marketing upon opening of the first kiosk. As mentioned previously, the Registrant plans to use only the premium "Arabica" species of coffee. A review of the coffee prices of Starbucks Coffee in Vancouver, Edgemont Village outlet, indicates the following price structure (converted to US dollars at $1.45):

                                                         PRICE
                                            --------------------------------
                   COFFEE SELECTION          SMALL       MEDIUM        LARGE
                   ----------------          -----       ------        -----
            Specialty coffees:
                 Cafe Latte                   1.85      $ 2.35      $  2.75
                 Cappuccino                   1.85        2.35         2.75
                 Cafe Mocha                   2.05        2.60         2.85
                 Cafe Americano               1.25        1.55         1.85
                 Carmel Maccheta              2.10        2.65         2.95

            Regular coffees:
                 Coffee of the day            1.00        1.10         1.35
                 Express                       .95        1.25           -
                 Express Maccheato             .95        1.25           -

            Coffee Alternatives:
                 Chai Tea Latte               1.00        1.25         1.50
                 Hot Chocolate                1.25        1.75         2.25.
                 Steamed Milk                 1.10        1.45         1.75

            Extras:
                 Additional Express shots     .55           -            -
                 Add Flavored syrup           .30           -            -

            Cold drinks:
                 Iced Cafe Latte              2.05        2.30         2.75
                 Iced Cafe Mocha              1.90        2.25         2.60

         Based on the above noted prices the average price for specialty coffees is approximately $2.00. The Registrant does not plan to offer as wide assortment as Starbucks Coffee. With the Registrant installing its first kiosk in a high traffic area near office complexes and transportation facilities, it is estimated that conservatively 300 cups of coffee will be served each day. This will result in a daily gross revenue from coffee sales of $600 Assuming a five day week or the equivalent of 22 days each month, this will earn the Registrant $13,200 per month from coffee sales.

         Baked goods

         By having baked goods available to customers will increase kiosk revenue. Not all customers will select baked goods. It is estimated that only 10% of the customers purchasing coffee will choice some form of baked goods. This represents 30 baked goods a day. The cost of baked goods is 50% of selling price. The average baked good will sell at $1.50 each representing sales of $45 and a cost of $23 each day. Monthly revenue from this source will be $990 with a cost of $506.

(iii) Coffee beans

         The Registrant will use one and a half tablespoons of coffee for each coffee sold. By purchasing coffee beans in bulk and grinding them on location for freshness purposes, the cost per cup will be reduced from the cost to other restaurant establishments who purchase ground coffee. It is estimated that for conservative purposes the average cost for coffee per cup is $0.15 based on the price of ground coffee.

         Therefore the cost for 300 cups of coffee per day is $45 and for the month is $990.

(iv) Baked goods

     The cost of baked goods is 50% of the selling price which will result in the total cost for the month of $506.


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
(v) Plastic cups, plastic caps and wood or plastic stir sticks

     Plastic cups

         The Registrant will purchase 5,000 plastic cups for 17 days of operations. The cost for 5,000 plastic cups is $500 which included a paper sleeve for holding purposes. The individual cost is $0.10 per cup resulting in a daily charge of $30 or $660 for the 22 days the kiosk is opened in an average month.

     Plastic caps for cups

         It is estimated that each cup of coffee purchased will need a plastic cap. Assorted sizes of coffee will require assorted sizes of plastic caps. Each cap will have a cost of $0.05. The number of coffee sold each month will be 6,600 that will result in a cost for coffee caps of $330.

     Wood or plastic stir sticks

          The cost of stir sticks is $0.02 each resulting in 300 being used each day. The cost monthly will be $132.

(vi) Paper napkins

         Cost of each paper napkin is $0.04. It is assumed that each baked good will have at least one or two paper napkins attached to it and 20% of the coffee purchasers will also take a napkin. This will result in 60 napkins for bake goods and 60 napkins for coffee purchasers. The monthly cost is estimated to be $106.

(vii) Small plates

          The Registrant will put a paper plate with each baked goods sold. The cost of an individual plate is $0.10 that will result in a monthly cost of $66.

(viii) Sugar, milk, honey and butter

         The monthly cost of sugar, milk, honey and butter is difficult to estimate but for conservative purposes has been estimated at $750 per month. It is anticipated that the cost might be lower than estimated but until operations commence the actual cost will not be known.

(ix) Advertising

         The Registrant will not undertake any extensive advertising other than introducing its kiosk to potential customers in the immediate area. Advertising will mainly be fliers and take-away menus. The cost of advertising will decrease as the kiosk becomes known in its area. It is estimate that printing of advertising material will not exceed $300 per month.

(x) Amortization of kiosk construction costs

         The kiosk construction costs are $18,000. It will be the Registrant's policy to amortize this cost over five years on a straight-line basis. Therefore the monthly change over 60 months is $300.

(xi) Employee's wages

         Initially one employee will be hired to assist in the operations of the first kiosk. The kiosk manager will be act as a second employee during the time prior to an additional kiosk being constructed and operated. The employee will work for 50 hours a week for a gross remuneration of $2,000 per month before benefits. The benefits to be paid by the Registrant will be Canada Pension and Unemployment Insurance Benefits. The amount so paid will be $225 per month. Therefore the total cost to the Registrant for its employee will be $2,225.

(xi) Management fees

         The President of the Registrant will require compensation for her time and effort during the period of the first operations of the kiosk. She will be available to assist in its development and to assure that the operations are proceeding as planned. It is estimated that a monthly fee of $2,500 will be paid to her from the operations of the first kiosk.

(xii) Manager's salary

         The kiosk manager will be paid a basic salary of $3,000 before benefits. The benefits are similar to those of the employee but will be $350 per month which will result in a monthly salary of $3,350.

(xiii) Rent or Royalty

          For conservative purposes the projected net income has assumed a royalty payment of 5% of the gross income or $770. Had a rent been assumed at $6,000 per annum the monthly charge would have only been $500.

No tax consideration has been given to the projected statement of income for the month then ended. The Registrant incorporated in the State of Nevada, even though its business will be done in the Province of British Columbia initially, due to Nevada having no corporate tax. In British Columbia the Registrant would be subject to capital tax, based on its issued and outstanding share capital, and be responsible for paying provincial and federal taxes which could be at the high rate of 50% once the eligible cumulative deduction level is reached ($500,000). By incorporating in Nevada and operating in British Columbia, the Registrant would be subject to a 15% tax rate under the Canada/United States Treaty. If the Registrant management fees, at fair market prices, the majority of its income to its Nevada parent company the tax payable would be substantially reduced from the 15% rate.

Phase 111
---------

         At this stage the Registrant will consider the operating success of the first kiosk and determine the number of kiosk to be built and the locations in which they will be placed. It has been estimated that within a two year period the Registrant plans to operate twenty five kiosks. Initially the Registrant will open additional kiosks as the funds are available. Nevertheless it might not be possible to fund all new kiosks with funds generated from sales. Therefore the Registrant will have to give consideration to either debt financing or issuing more of its common stock. At the present time the Registrant is unable to estimate the funds required at this Phase.

         The projected net income for operations for a twelve month period, assuming various numbers of operating kiosks, can be estimated as follows:

                                            10 KIOSKS    15 KIOSKS     25 KIOSKS
                                            ---------    ---------     ---------

Revenue  - assorted coffees (i)            $ 1,584,000  $ 2,376,000  $ 3,960,000
         - baked goods (ii)                    118,800      179,200      297,000
                                             ----------   ---------    ---------

        Gross revenue                        1,702,800    2,555,200    4,257,000

Total Cost of Goods Sold  (iii)                425,700      638,800    1,064,250
                                             ----------   ---------    ---------

Gross Margin                                 1,277,100    1,916,400    3,192,750
                                             ---------    ---------    ---------
General operating expenses
    Advertising (iv)                            18,000       27,000       45,000
    Amortization of kiosk construction (v)      36,000       54,000       90,000
    Bank charges and interest (vi)               1,200        2,400        3,600
    Employees' wages (vii)                     534,000      801,000    1,335,000
    Office and miscellaneous (viii)            113,100      124,410      136,851
    Management fees (ix)                        30,000       48,000       72,000
    Manager's salary (x)                        40,200       80,400      120,600
    Rent or royalties (xi)                      85,140      127,760      212,850
                                             ----------  ----------   ----------
                                               857,640    1,264,970    2,015,901
                                             ----------   ---------    ---------


Estimated Net Profit from Operations      $    419,460   $  651,430 $  1,176,849
                                            ==========    =========    =========



(i)      Revenue

     Assorted coffees

         Based on the monthly projections of 6,600 cups of coffee purchased in a given month at a price of $2.00 per cup from one kiosk, the number of coffees sold by 10 kiosks over a year period would be 792,000. The gross revenue would be estimated at $1,584,000. With 15 kiosks in operations there would be 1,188,000 coffees sold in a one year period which would result in gross revenues of $2,376,000. With 25 kiosks in operations the total number of coffees estimated to be sold would be 1,980,000 which would render a gross profit of $3,960,000.

         The number of days might be more than 22 in a given monthly due to some kiosks being located in transportation facilities, shopping malls and sports facilities. These locations will be open either six or seven days a week. On the other hand, statutory holidays will reduce the time the kiosk is operating in such facilities as office towers. For conservative purposes in preparing the projected net income, it has been assumed each kiosk will be opened for only 5 days a week.

     Baked goods

         On a monthly basis the Registrant would realize $990 in gross revenue from the sale of baked goods. With 10 kiosks in operations for twelve months each the gross revenue is estimated each year at $118,800. For 15 kiosks the gross revenue would be estimated at $179,200 and for 25 kiosks at $297,000.

(ii) Cost of goods sold

         Based on the monthly cost of goods sold the percentage compared to gross revenue is 25%. With increased sales the cost of goods sold should not be affected materially since it should stay within the percentage determined above. This being the case, the cost of goods sold for 10 kiosks would be estimated at $425,700, for 15 kiosks would be $638,800 and for 25 kiosks would be estimated at $1,064,250.

(iii) Advertising

     The Registrant will not undertake any substantial advertising program. As mentioned previously, initially each kiosk will spent $300 to prepare flyers and one sheet take-a-way menus for distribution around the immediate area of the kiosk. As the kiosk becomes familiar to the customers the advertising will only be done in the preparation of menus. With more kiosks operating the cost for menus will be born by a larger number of kiosks. Each kiosk will initially incur a $300 expense for the first three months of operations and thereafter a cost of $100 per month. Estimated advertising cost is as follows:

         NUMBER OF     FIRST THREE        LAST THREE
          KIOSKS         MONTHS             MONTHS              TOTAL
          ------         ------             ------              -----

            10        $    9,000        $     9,000        $   18,000

            15            13,500             13,500             27,000

            25            22,500             22,500             45,000

(iv) Amortization of kiosk construction.

         Each Kiosk has a cost of $18,000 which will be amortized over a 60 month period on a straight line basis at a dollar amount of $300 per month. In a given year, $3,600 will be expensed against revenue for each kiosk in operation. Therefore the dollar amortization for 10 operating kiosks is $36,000, for 15 kiosks is $54,000 and for 25 kiosks is $90,000.

(v) Bank charges and interest

         The Registrant will incur bank charges from its operations. This amount is immaterial but has to be considered as an operating expense. An amount of $100 has been assumed each month for 10 kiosks, $200 a month for 15 kiosks and $300 per month for 25 kiosks. This will reflect the volume of transactions as the Registrant expands its operations.

(vi) Employees' wages

         Unlike the first kiosk, there will be two employees for each kiosk. They could be hired on a part time basis or else be full time. For conservative purposes it is assumed that all employees are full time and that each will earn $2,000 per month plus benefits for a total of $2,225.

         For 10 kiosks there will be 20 employees each earning $2,225 for 12 months for a total cost of $534,000.

         For 15 kiosks the cost would be $801,000 based on 30 employees for 12 months.

         For 25 kiosks there will be 50 employees who would be paid the aggregate amount of $1,335,000.

(vii) Office and miscellaneous

         With the increase in kiosks it will be no longer suitable to use the President's personal residents as an office. Additional employees will have to be hired and office equipment purchased. The cost of renting and operating an office is determined for a twelve month period as follows:

         Office rent - assumed at $2,500 per month based
                  on size and current rental rates in Vancouver $ 30,000 Receptionist and secretarial person - $2,500 per month
                  with employee benefits of $300.                       33,600
         Girl Friday to assist in office - $1,800 plus benefits of
                  $200 per month                                        24,000
         Amortization of office equipment - $35,000 over a 60
                  month period                                           7,000
         Lease expense for photocopier and fax                           4,500
         Paper and general office supplies                               5,000
         Telephone and fax                                               4,000
         Miscellaneous                                                   5,000
                                                                      --------
                  Total estimated office and miscellaneous            $113,100

         It is assumed an overall increase in office expense will occur at the rate of 10% per year. For conservative purposes, it has been projected that the 10% cost increase will be reflected at the 15 kiosks stage and again at the 25 kiosks stage.

(viii) Management fees

         Initially the President of the Registrant will be compensated at the monthly rate of $2,500. With the expansion of the kiosk system the President will be required to devote more time and therefore an increase in salary is appropriate. At the 15 kiosk stage, the President will earn $4,000 per month and at the 25 kiosk stage will earn $6,000 per month.

(ix) Managers' salaries

         The Registrant will hire one manager for each 10 kiosks. The manager's duty will be to oversee the operations of the kiosks and to problem solve when needed. The monthly salary of a manager will be $3,000 with employee benefits of $350 for a total remuneration of $3,350. Only one manager will be required when there are only 10 kiosks operating. An additional manager will be hired when the kiosks exceed 10 and 20. Therefore the estimated cost at each kiosk stage is as follows: at 10 kiosk manager's salaries will be $40,200, at 15 kiosks the salaries for two manager will be $80,400 and for three managers at 25 kiosks will be $120,600.

(x) Rent or royalties

         For conservative purposes, a royalty payment of 5% of gross revenue has been estimated for general operating expenses. If rent of $6,000 a month had been projected for 10 kiosks this would have resulted in an expense of $60,000 rather than $85,140; being 5% of $1,702,800. From the Registrant's point of view rent, rather than royalty, is more favorable to its profit margin. Royalty at 15 kiosks is determined at $127,760 and at 20 kiosks at $212,850.

Profitability of Kiosk System

         With 25 kiosks in operations, the Registrant will realize a projected net profit form operations of $1,176,849. With additional kiosks operating, some of the costs are spread over these additional kiosks thereby increasing per kiosk the net income. For example, the first kiosk bears the entire charges for the manager's salary and the management fee paid to the President. As additional kiosks are placed into operations these charges are spread over the additional kiosks.

Locations

         The Registrant will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the kiosk and its free-standing nature enable the kiosk to be installed in non-traditional locations. In many cases, the locations sought by the Registrant are build-outs, anchored by vacant nooks, crannies, or corners; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.

         The Registrant's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the downtown Vancouver core. The Registrant has estimated the cost of acquiring a good location will be either approximately $6,000 per kiosk or a monthly royalty at 5% of the kiosk's sales. Expanding revenue in a non-traditional location, where revenue is not currently being generated, will create a "win-win" solution for both parties.

Competition

         The coffee market is highly competitive in that there are number coffee houses throughout Vancouver. Such names as Starbucks Coffee, The Second Cup, Blenz Coffee and Murchie's Tea and Coffee are household names in Vancouver and command a great following. In addition, every restaurant serves coffee, theaters, sports facilities, hotels often provide free coffee in each of its guest rooms and nearly every office offers coffee to visitors while they either wait or are in a meeting.

         To compete against the well such known names of Starbucks Coffee and The Second Cup will be difficult for the Registrant since these companies have a strong following of coffee drinkers and can offer, in the majority of cases, a place for their customers to sit while enjoying their coffee. In addition, they offer a wide variety of coffee drinks to satisfy every coffee taste. The Registrant will be limited in the number of different coffee drinks it can offer.

         Against smaller, localized operators, Registrant will compete on the basis of location, specialization, quality service, branding and professional management, while taking advantage of Vancouverite's loyalty to their city and their affinity to support local companies.

         There can be no assurance that the Registrant will be able to establish itself in the Vancouver coffee market by building a solid customer base.

RISK FACTORS

         Risk Inherent in the coffee business

         There are certain inherent risks in the coffee business from the point of view of the Registrant and its shareholders as follows:

 1. The Registrant has numerous competitors in the market place both large and small concerns.

 2. There is no certainty that any expenditures made in the development of the kiosk system will result in a profitable operation. Many small business fail due to being under-capitalized or not being able to attract long-term customers.

3. Retail food business is a speculative business, marked by a number of significant risks including, among other things, changes in taste of the public or new competitors who are better funded and offer a wider variety of product.

 4. Public tastes may change whereby coffee no longer commands the market it currently does.

         The marketability of any coffee drinks may be affected by numerous factors which are beyond the Registrant's control and which cannot be accurately predicted, such as market fluctuations in coffee bean prices, the restriction against selling food and drinks in certain locations, which are currently acceptable, and the increase in location rent or royalty charges.

OTHER PROJECTS UNDER CONSIDERATION

         The Registrant has not as yet inaugurated any steps towards the investigation of any other projects, and does not presently have the financial capacity to do so. The eventual development of its kiosk system might involve the issuance of substantial blocks of the Registrant's shares.

EMPLOYEES

         As at March 31, 1999, the Registrant did not have any employees either part time or full time. The executive officers of the Registrant are involved in the affairs of the Registrant as required. They are not employed full time by the Registrant and presently have other employment. Nevertheless, they were responsible for incorporating the Registrant, developing the kiosk coffee concept, engaging the services of professions to assist in the development of the Registrant, prepare documents as required and undertake other duties which are normally the responsibility of the executive officers.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in food preparation and dealing with customers. In addition, there is no lack of people who have experience in general office duties. The Registrant, in Phase 11, will commence hiring personnel to operate the various kiosks.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material of the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is engaged in and dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

    (i) diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;

    (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and

    (iii) examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

         However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

     In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

     This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform

Act of 1995 for protection from liabilities in the event such statements are not proven accurate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" since it includes, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its kiosk coffee operations, which are subject to may risks.

         All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

         The Registrant has not received any revenue from operation since its inception on September 15, 1998 immediately preceding the filing of this Form 10-SB.

PLAN OF OPERATION

         The Registrant has to date concentrated on its kiosk concept. The Registrant has no plans to seek other investment opportunities other than the development of its coffee kiosks. Subject to the availability of financing, the Registrant will seek to increase its inventory of kiosks and, if acceptable to management, consider expanding to other cities in Western Canada, being mainly Victoria, Calgary and Edmonton. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at March 31, 1999, the Registrant had $30,331 of assets, and $7,444 of liabilities of which $4,500 is due to a director, including cash or cash equivalents amounting to $30,331.

         An analysis of the expenses for the period from inception, being September 15, 1998, to March 31, 1999:

                                                 From September 15, 1998
                                                  (date of inception) to
                                                      March 31, 1999
                                                      --------------

           Accounting and audit                       $  2,250
           Bank charges                                    124
           Incorporation costs written off                 670
           Management fees                               1,000
           Office and miscellaneous                        102
           Rent                                            750
           Telephone                                       500
           Transfer agent's fees                         1,215
                                                         -----

                 Total expenses                      $   6,611
                                                         =====


An analysis of the above expenses is as follows:

Accounting and audit - $2,250

         Accounting and audit expenses for the period comprised $750 for bookkeeping services and $1,500 for audit. Both these expenses were accrued in the Balance Sheet as at March 31, 1999 and have subsequently been paid.

Bank charges - $124

         Represents bank service charges during the period from inception to March 31, 1999.

Incorporation costs written off - $670

         The Registrant decided to write-off the cost of incorporation rather than capitalize this cost.

Management fees - $1,000

         The Registrant has not paid any fees to its directors or officers. Nevertheless it has recognized that there is a cost associated with the services rendered by the officers. Therefore, it has accrued $1,000 as an expense and recognized the credit as capital contribution.

Office and miscellaneous - $102

         Office and miscellaneous represents charges paid for photocopying, faxing and delivery.

Rent - $750

         The Registrant pays no rent for office since its office is located in the personal residence of its President. Nevertheless, it recognizes that there is rental cost associated with managing a business and therefore has accrued $750 as an expense with a credit to capital contribution.

Telephone - $500

         The Registrant has paid no telephone charges to date since it has been operating out of the premises of its President. Telephone charges have been recognized in that $500 has been charges to expenses with an offsetting credit to capital contribution.

Transfer agent's fees - $1,215

         Transfer agent's fees is the annual fee of $1,200. This fee has been treated as a period cost and written-off in the current period. The balance represents late fees for filing the Sixty Days Notice of officers and directors with the Nevada State Government.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on building the prototype kiosk and has made no commitments to acquire any asset of any nature.

         General operating expenses of the Registrant for 1999 are projected to be approximately $428,820. This represents six months operations of 10 kiosks as shown under the projected financial statements under Phase 111.

         Management does not believe the Registrant's operations have been materially affected by inflation.

INVESTMENT POLICY

         The Registrant's plan of operations is focused on the continued development of its kiosk system as more fully described under Item 1 above. Accordingly, the Registrant has no particular policy regarding each of the following types of investment:

         1.  Investment in real estate or interest in real estate;

         2.  Investment in real estate mortgages; or

         3. Securities of or interest in persons primarily engaged in real estate activities.

ITEM 3.  DESCRIPTION OF THE KIOSK SYSTEM

         The Registrant's business concept is a system of kiosks located in high traffic area offering coffee drinks and assorted pastries to customers desiring to take it to another location for enjoyment. Initially the Registrant will concentrate its efforts of developing its kiosk system in the Greater Vancouver area. If it is success it will consider expanding its operations to other cities in Western Canada. This decision will only be made if the funds are available and trustworthy employees can be identified to operate the kiosk system in other cities.

OFFICES

         The Registrant's executive offices are located at Suite 201 - 888 Bute Street, Vancouver, British Columbia, Canada, V6E 1Y5. The office is located in the personal residents of the Registrant's President.

OTHER PROPERTY

The Registrant does not own any other property. At the present time, the Registrant has no plans to acquire any other property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL OWNERSHIP AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of March 31, 1999.

   (1)                   (2)                       (3)               (4)
  Title            Name and Address         Amount and Nature      Percent
   of               of Beneficial             of Beneficial          of
  Class                 Owner               Ownership (1),(2)     Class (2)
  -----                 ------              -----------------     ---------

Common           KIRSTEN MIDE WILSON            4,500,000          33.18%
Shares           201 - 888 Bute Street
                 Vancouver, B.C.
                 Canada, V6E 1Y5

Common           RYAN WILSON                    1,000,000           7.37%
Shares           201- 888 Bute Street
                 Vancouver, B.C.
                 Canada, V6E 1Y5
------------

(1) As of March 31, 1999, there were 13,562,480 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of March 31, 1999.

   (1)              (2)                          (3)                  (4)
  Title      Name and Address             Amount and Nature          Percent
    of         of Beneficial                of Beneficial               of
  Class           Owner                    Ownership (1),(2)         Class (2)
  -----           ------                   -----------------         ---------

Common     KIRSTEN MIDE WILSON               4,500,000 (3)            33.18%
Shares     201 - 888 Bute Street
           Vancouver, B.C.
           Canada, V6E 1Y5

Common     RYAN WILSON                       1,000,000 (4)             7.37%
Shares     201 - 888 Bute Street
           Vancouver, B.C.
           Canada, V6E 1Y5

Common     FRED BURNS                           500,000 (5)            3.69%
Shares     104 - 585 Austin Avenue
           Coquitlam, B.C.
           Canada, V3K 3N2

           All officers and directors as a    6,000,000               44.24%
                group (three persons)


-----------

(1) As of March 31, 1999, there were 13,562,480 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Ms. Wilson is President of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
    (1) year, Ms. Wilson could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) Mr. Wilson is Secretary Treasurer and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by
    Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Wilson could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(5) Mr. Burns is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
    (1) year, Mr. Burns could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of March 31, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                           Term as Director
           Name                   Position Held                 Expires
           ----                   -------------                 -------

     KIRSTEN MIDE WILSON        President and Director           1999

     FRED BURNS                 Director                         1999

     RYAN WILSON                Secretary/Treasurer and          1999

                                Director

KIRSTEN WILSON, 28, is the President and a Director of the Registrant. Having graduated from Simon Fraser University in 1994 with a Bachelor of Business Administration and a Bachelor of Applied Science (Communications), Ms. Wilson entered into the family business; being a general contracting company specializing in gravel pit sales. Her main function is as office manager and controller with responsibilities in cost accounting, financial accounting and various communication functions with the British Columbia Government relating to the building of highways. From 1995 to 1998 she spearheaded the administrative and organizational restructuring of that company, resulting in an overhead cost savings of CDN$1,000,000 per annum. Recently Ms. Wilson has enrolled in the Certified Management Accountants course in order to obtain her degree in this area. Ms. Wilson brings private organizational and system management experience to the Registrant.

RYAN WILSON, 29, is the Secretary Treasurer and a Director of the Registrant. After having graduated from the University of British Columbia with a Bachelor of Arts in Economics Mr. Wilson obtained his Masters of Business Administration. Since graduation Mr. Wilson has been employed with Schindler Elevators Corp., one of the Fortune 500 companies, and has risen to the position of Regional Vice President. His responsibilities include managing all aspect of the regional business including financial reporting, labor negotiations and strategic planning. In addition, Mr. Wilson is President and Managing Director of his own private consulting firm. He brings to the Registrant a vast amount of experience in operating and managing a business.

FRED BURNS, 54, is a director of the Registrant. Mr. Burns spent five years at Queens University in Belfast, Ireland where he obtained a Bachelor of Arts degree in Mechanical Engineering. Upon moving to Canada, Mr. Burns started Burns Mechanical, a construction plumbing firm, in which he has been president for the past twenty five years. This is a private company owned by Mr. Burns.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Exchange Act of 1934.

         Ms. Wilson, President of the Registrant, is married to Mr. Wilson, Secretary of the Registrant. There are no other family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

CHANGE OF DIRECTOR AND OFFICER

         The incorporating Director and President of the Registrant was Mr. Carsten Mide, father of the present President. Mr. Mide resigned as president and director on January 9, 1999. The verbal reason for Mr. Mide resigning is that he became committed to other business interest which would distract him from the affairs of the Registrant. Ms. Wilson had been active with her father in the initial development of the Registrant and therefore was appointed as a Director and President on January 28, 1999.

CHANGES IN CONTROL

         There are no arrangements that may result in a change of control.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception except as noted below.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended March 31, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                                      SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                                             LONG TERM COMPENSATION (US DOLLARS)
                                                                             -----------------------------------
            PAYOUT          ANNUAL COMPENSATION                                  AWARDS
            ------          -------------------                                  ------
             (A)            (B)         (C)           (E)         (F)          (G)           (H)      (I)
                                                   RESTRICTED                             ALL OTHER
                                        OTHER        STOCK                                COMPEN-
                                        ANNUAL       AWARDS      OPTIONS/       LTIP        SATION
  NAME AND PRINCI                        COMP.         ($)         SAR         PAYOUTS       ($)
  PAL POSITION             YEAR         SALARY          ($)                      (#)           ($)
  ------------             ----         ------          ---                      ---           ---
Kirsten Wilson,          1998-1999         -0-           -0-         -0-          -0-           -0-      -0-
President

Fred Burns,              1998-1999         -0-           -0-         -0-          -0-           -0-      -0-
Director

Ryan Wilson,             1998-1999         -0-           -0-         -0-          -0-           -0-      -0-
Secretary/Treasurer
and Director

          There has been no compensation given to any of the Directors or Officers during 1999 other than $1,000 being accrued as an expenses in recognition of time and effort spent by the President in attending to the business of the Registrant. This amount was expensed in the current period and credited to Capital Contribution in the Shareholders' Equity section of the Balance Sheet.

         There are no stock options outstanding as at March 31, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers and directors of the Registrant have been involved in the past five (5) years in any of the following:

         (1)  Bankruptcy proceedings;

         (2)  Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

         (4) Subject to any order for violation of federal or state securities laws or commercial laws.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the period from September 15, 1998 to March 31, 1999, the Registrant has not entered into any transactions with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Registrant's capital stock, except as follows:

         On or about February 5, 1999, the Registrant approved the issuance of 6,000,000 shares of its common stock for cash consideration at $0.001 per share between Kirsten Wilson, as to 4,500,000 shares, Ryan Wilson, as to 1,000,000 shares, Fred Burns, as to 500,000 shares. The terms of these transactions was determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the directors, noted above, could sell, in a given three month period, shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to these costs by charging them to expenses in the current period and crediting Capital Contribution as follows:

                  Management fee                        $ 1,000
                  Rent for office                           750
                  Telephone                                 500
                                                         ------
                           Total charges                $ 2,250
                                                         ======

         Certain directors of the Registrant are directors, officers, stockholders and employees of other companies engaged in various businesses, and conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. The Registrant has formulated no policy for the resolutions of such conflicts.

         The President of the Registrant advanced the Registrant $4,500 in cash which has been used for general working capital. These funds have not been paid back as yet to the President.


ITEM 8.           DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at March 31, 1999, 13,562,480 shares were outstanding.

         The Registrant issued 6,000,000 shares at a price of $0.001 per share to three of its directors for a total amount of $6,000. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

         The Registrant issued 7,500,000 shares at a price of $0.002 per share to twelve corporation investors unrelated to the directors and officers. None of these shareholders hold 5% or more of the issued and outstanding stock of the Registrant and none are US residents or corporations. The cash received amounted to $15,000.

         The Registrant issued 62,480 shares at a price of $0.10 per share to twenty-nine individual investors for a total cash consideration of $6,248. Out of the 62,480 shares issued, 1,300 were issued to a wife of a director and are restricted under Rule 144. The appropriate legend has been affixed to this specific share certificate thereby restricting its resale. None of these shareholders are either US residents or citizens. None of these shareholders hold in excess of 5% of the issued and outstanding share capital of the Registrant.

         For the status of the tradability of the above noted issuances of shares refer to Part 11, Item 4 - Recent Sales of Unregistered Securities.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

MARKET INFORMATION

         The common stock of the Registrant currently is not trading on any exchange. Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Registrant's stock in the last two years. Accordingly, the Registrant has no range of high and low bid prices for the Registrant's common stock to report.

         There is no public market for the shares of the Registrant and there can be no assurance that an active public market for the shares will develop or be sustained. In addition, the shares of the Registrant are subject to various governmental and regulatory body rules that affect the liquidity of the shares.

                                     PART 11

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the "OTC Bulletin Board" subsequently to being approved from trading by the National Association of Securities Dealers.

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 6,001,300. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The number of record holders of the Registrant's common stock as at March 31, 1999 was 44 of which 3 are directors. The Registrant has sold no additional shares since March 31, 1999.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

         The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

         Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

FINANCIAL INFORMATION

         The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders. Contained within this Form 10SB are the audited financial statements for the period from September 15, 1998, the date of inception, to March 31, 1999.

         The Registrant has elected for a year-end of August 31, 1999 and every twelve months thereafter.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.  LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its assets are subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.  DISAGREEMENT WITH ACCOUNTANTS AND
         FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to March 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Registrant is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. From inception through to March 31, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

 (A)     ISSUANCE OF SHARES AT $0.001 PER SHARE

         The Registrant offered 6,000,000 shares at a price of $0.001 per share to its directors and officers for a total cash consideration of $6,000. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The share certificates issued have a restriction attached thereto and cannot be traded other than as allowed under Rule 144. The directors in receipt of these shares are as follows:

           Kirsten Mide Wilson             4,500,000 shares
           Ryan Wilson                     1,000,000 shares
           Fred Burns                        500,000 shares

(B)      ISSUANCE OF SHARES AT $0.002 PER SHARE

         The Registrant offered 7,500,000 shares at a price of $0.002 per share to twelve corporations resident outside of the United States. The total funds received from the sale of the shares were $15,000. This shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. None of the shareholders have in excess of 5% of the issued and outstanding share capital of the Registrant. These shareholders and their holdings are as follows:

            Dortmund Unternehmen GmbH                   650,000 shares
            Coatsbridge Holdings Ltd.                   550,000 shares
            Eiserfeld Kapital Management Corp.          637,500 shares
            Northwood Industries Ltd.                   650,000 shares
            Sable International Inc.                    662,500 shares
            Tudella Desarrollos S.A.                    525,000 shares
            Groupo Estalla S.A.                         625,000 shares
            Pancho Ventures S.A.                        600,000 shares
            Conquet Freres S.A.                         662,500 shares
            La Fidelidad Corporation                    662,500 shares
            St. Nazaire Compagnie S.A.                  625,000 shares
            Gura Partners Ltd.                          650,000 shares

(C       ISSUANCE OF SHARES AT $0.10 PER SHARE

         The Registrant offered 62,480 shares at a price of $0.10 per share to 29 individual shareholders resident outside of the United States for a total cash consideration of $6,248. All 29 shareholders investing were either friends, relatives or business associates of one or more of the directors or officers of the Registrant. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

         Of the 29 shareholders, 1 shareholder is the wife of one of the directors. Therefore, 1,300 shares been restricted and the applicable legend has been imprinted on the certificate.

         The names of the shareholders subscribing for the 62,480 shares are as follows:

            Ken Payne                                    1,000 shares
            Albert Ezzy                                  1,000 shares
            Mabel Cewe                                   1,500 shares
            Laura Burns (*)                              1,300 shares
            Judie Mide                                   1,500 shares
            Carsten Mide                                 2,000 shares
            David Burns                                  1,000 shares
            Robin M. Davies                              1,000 shares
            Tannis Lyle Roop                             1,000 shares
            Brian Mervyn Clegg                           1,180 shares
            Ken McCullough                               1,000 shares
            Carol Finley                                   500 shares
            John W. Walker                               1,000 shares
            Glyn Hethey                                  2,000 shares
            Robin Hethey                                 2,000 shares
            Mary M. Hethey                              18,000 shares
            Michael J. Kennaugh                          1,500 shares
            Stacey Bligh                                 1,000 shares
            Philip Yee                                   1,000 shares
            Raymond Contoli                              2,000 shares
            Randy Contoli                                1,500 shares
            Charles Hethey                               5,000 shares
            James Hethey                                 7,500 shares
            Susan Mide                                   1,000 shares
            Anne Mide                                    1,000 shares
            Eric Mide                                    1,000 shares
            Louise Mide                                  1,000 shares
            Leo Mide                                     1,000 shares
            Ben Forbes                                   1,000 shares

----------------
(*) These shares have a one-year hold period attached due to Laura Burns being married to Fred Burns, a director of the Registrant.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such persons were not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                           Page
                                                                           ----
Report of Independent Certified Public Accountants                          39
Financial Statements of Vancouver's Finest Coffee Company
   Balance Sheet as at March 31, 1999                                       40
   Statement of Operations for the Period from September 15, 1998 (Date
        of Inception) to March 31, 1999                                     41
   Statement of Cash Flows for the Period from September15, 1998 (Date
        of Inception) to March 31, 1999                                     42
   Statement of Changes in Stockholders' Equity for the Period from
        September 15, 1998 (Date of Inception) to March 31, 1999            43

   Notes to Financial Statements                                            44

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants                         Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                  Telephone 801-486-0096
                                                                Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com

Board of Directors
Vancouver's Finest Coffee Company
Vancouver, B.C., Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Vancouver's Finest Coffee Company (a development stage company) at March 31, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from September 15, 1998 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vancouver's Finest Coffee Company at March 31, 1999, and the results of operations, and cash flows for the period from September 15, 1998 (date of inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
April 30, 1999

         A member of ACF International with affiliated offices worldwide

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 1999
================================================================================
ASSETS

CURRENT ASSETS
     Cash                                                      $ 30,331
                                                                 ------
           Total Current Assets                                $ 30,331
                                                                 ======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable - related parties                        $  4,500
      Accounts payable                                             2,944
                                                                 -------

            Total Current Liabilities                              7,444
                                                                 -------

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 13,562,480 shares issued and outstanding             13,562

Capital in excess of par value                                    15,936

Deficit accumulated during the development stage                  (6,611)
                                                                  ------

Total Stockholders' Equity                                        22,887


                                                                $ 30,331


   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                      (DATE OF INCEPTION) TO MARCH 31, 1999
================================================================================

REVENUE                                        $        --

EXPENSES                                            6,611
                                                   ------

NET LOSS                                       $   (6,611)
                                                    ======

NET LOSS PER COMMON SHARE

     Basic                                     $     (.001)
                                                   =======
AVERAGE OUTSTANDING SHARES

     Basic                                      4,500,000


   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                      (DATE OF INCEPTION) TO MARCH 31, 1999
================================================================================


CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                    $  (6,611)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                  2,944
    Capital contribution - expenses                             2,250

         Net Cash From Operations                              (1,417)

CASH FLOWS FROM INVESTING

    ACTIVITIES:                                                     --

CASH FLOWS FROM FINANCING

    ACTIVITIES:

Proceeds from loan - related party                               4,500
Proceeds from issuance of common stock                          27,248
                                                                ------

Net Increase in Cash                                            30,331

Cash at Beginning of Period                                         --


Cash at End of Period                                        $  30,331
                                                                ======


SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES


    Capital contributions - expenses                         $   2,250
                                                                ======





   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE PERIOD FROM SEPTEMBER 15, 1998 (DATE OF INCEPTION)
                                TO MARCH 31, 1999

================================================================================


                                                    Common Stock           Capital in
                                              -------------------------      Excess of    Accumulated
                                              Shares             Amount      Par Value       Deficit
                                              ------             ------      ---------       -------

BALANCE SEPTEMBER 15, 1998
 (date of inception)                                --        $    --        $     --         $    --

Issuance of common stock for cash
  at $.001 - February 5, 1999                6,000,000           6,000             --              --

Issuance of common stock for cash
   at $.002 - February 7, 1999               7,500,000           7,500           7,500             --

Issuance of common stock for cash
    at $.001 - February 23, 1999                62,480              62           6,186             --

Capital contribution - expenses                    --               --              --           2,250

Net operating loss for the period from

  September 15, 1998 to
   March 31, 1999                                 --                 --             --          (6,611)

BALANCE MARCH 31, 1999                     13,562,480           $ 13,562      $  15,936       $ (6,611)
                                           ==========             ======          ======        =======



   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

================================================================================

1.    ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on September 15, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

The Company was organized for the purpose of marketing retail specialty coffee through the establishment of coffee kiosks however it has not started operations by the report date.

The Company is in the development stage.

Since its inception the Company has completed two Regulation D offerings of 13,562,480 shares of its capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending August 31 and has not completed an operating period and therefore has not filed an income tax return.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

4. RELATED PARTY TRANSACTIONS

Related parties have acquired 44% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5. GOING CONCERN

Management is currently seeking opportunities to establish coffee kiosks for the retail sales of a specialty coffee. To be successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

5. GOING CONCERN - CONTINUED

funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.

(2)      Charter and By-Laws
         (a) Articles of Incorporation of Peppermill Capital Corporation filed September 14, 1998 (filed herewith, page 49)
         (b)      Bylaws (filed herewith, page 53)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock (filed herewith, page 64)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not Made in the ordinary course of business
                  (i)      Transfer  Agent  and  Registrant   Agreement  between
                           Registrant and Nevada Agency & Trust Co., dated January 28, 1999 (filed herewith, page 65)
(10)     Consent of experts and counsel
                  (i)      Consent  of   Andersen   Andersen  &  Strong,   L.C.,
                           independent   certified  public   accountants  (filed
                           herewith, page 68)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  None
(99)     Addition Exhibits
                  None

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 49 through 68]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         VANCOUVER'S FINEST COFFEE COMPANY
                                                   (Registrant)

                                         by     /s/  Kirsten Mide Wilson
                                              ------------------------------
                                                  President and Director

                                                 Dated:   May 26, 1999

                            ARTICLES OF INCORORATION
                                                               EXHIBIT NO. 2 (A)
                                       OF

                        VANCOUVER'S FINEST COFFEE COMPANY

                                    * * * * *

      The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

                  ARTICLE ONE.  [NAME].  The name of the corporation is:

                        VANCOUVER'S FINEST COFFEE COMPANY

      ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

      ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

            1. [OMNIBUS] . To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

           11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

            111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

      ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization OF TWO HUNDRED THOUSAND DOLLARS ($200,000).

      The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

      The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

      The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

      ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

NAME                          ADDRESS
----                          -------
Carsten Mide             2453 Philip Place
                         Burnaby, British Columbia
                         Canada, V5A 2W1

      ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

      ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

                     NAME                             ADDRESS
                     ----                             -------
               Amanda Cardinalli            50 West Liberty Street, Suite 880
              Reno, Nevada 89501

      ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

      ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

      ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

      ARTICLE ELEVEN . [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

      ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

      IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 14th day of September, 1998.

                                     by      /s/  "Amanda Cardinalli"
                                          -------------------------------
                                                    AMANDA CARDINALLI

STATE OF NEVADA      }
                            : SS.
COUNTY OF WASHOE     }

      On the 14th day of September, 1998, before me, the undersigned, a NOTARY PUBLIC in and for he State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

      IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

                                              by      /s/   "Margaret Oliver"
                                                  -----------------------------
                                                  NOTARY PUBLIC
                                                  Residing in Reno, Nevada

My Commission Expires:
October 10, 1998
----------------

                                     BY LAWS

                                                               EXHIBIT NO. 2 (B)

                                       OF

                        VANCOUVER'S FINEST COFFEE COMPANY

                              A NEVADA CORPORATION

                                    ARTICLE I

                                     OFFICES

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

 SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

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
SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

      A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

      The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

      No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                    ARTICLE 6

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices

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
for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

12. SECTION The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

      If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The ASSISTANT TREASURERS in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a Registrant other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to

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

be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11

                                 INDEMNIFICATION

         Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

         The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED SEPTEMBER 17,1998.

                          CERTIFICATE OF THE SECRETARY

I, Ray Paquette, hereby certify that I am the Secretary of VANCOUVER'S FINEST COFFEE COMPANY, and the foregoing Bylaws, consisting of 12 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on September 17, 1998.

IN WITNESS WHEREOF, I have hereunto subscribed my name on September 17, 1998.


    /s/ "Ryan Wilson"
-------------------------
Secretary

                                                                    EXHIBIT 3(A)

                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

                           SPECIMEN STOCK CERTIFICATES

                                 NUMBER SHARES

                               VANCOUVER'S FINEST
                                 COFFEE COMPANY

                                                           CUSIP NO. 921655 10 6

                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $0.001

THIS CERTIFIES THAT

IS THE  RECORD HOLDER OF

      -Shares of VANCOUVER'S FINEST COFFEE COMPANY Common Stock - transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrant.

      Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers. Dated:


         /s/ "Kirsten Wilson"
  ------------------------------
          President

                                                                  ( SEAL )

         /s/ "Ryan Wilson"
  ------------------------------
              Secretary

Not valid unless countersigned by transfer agent

                                            Countersigned Registered:
                                         NEVADA AGENCY AND TRUST COMPANY
                                        50 WEST LIBERTY STREET, SUITE 880
                                                  RENO, NEVADA, 89501

                                       By  ________________________________
                                                 Authorized Signature

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
                                                                 EXHIBIT 6(A)(I)

                     TRANSFER AGENT AND REGISITRAR AGREEMENT

      THIS AGREEMENT made and entered into this 28th day of January, 1999, by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereinafter called "TRANSFER AGENT," and

VANCOUVER'S FINEST COFFEE COMPANY, 320 -1100 Melville Street, Vancouver, B.C. V6E 4A6, a Nevada corporation, hereinafter called "COMPANY."

      NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

      1.  [APPOINTMENT  OF TRANSFER  AGENT] The COMPANY hereby  appointsTRANSFER
AGENT  as  the  Transfer  Agent  and   Registrant   for  the  COMPANY'S   Common
Stock,commencing on this 28th day of January, 1999.

      2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

       3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers oil a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost. The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

      4.      [TRANSFER AGENT DUTIES]      TRANSFER AGENT agrees to handle the
COMPANY'S transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the COMPANY and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by TRANSFER AGENT during the regular business hours.

      5. [TRANSFER AGENT REGISTRATION] TRANSFER AGENT warrants that it is registered as a Transfer Agent with the United Stakes Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

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
       6. [STOCKHOLIDER LIST] From time to time, as necessary for Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. it is agreed that a reasonable charge for supplying such list will be made by TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight
(48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

      7. [TRANSFER FEE] TRANSFER AGENT agrees to assess and collect from the person requesting a transfer and/or the transferor, a fee of Fifteen and No/100 dollars ($15.00) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the COMPANY. This fee may be decreased or increased at any time by the TRANSFER AGENT.

This fee shall be the property of the TRANSFER AGENT.

      8. [ANNUAL FEE] The COMPANY agaves to pay the TRANSFER AGENT an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the TRANSFER AGENT for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of January of each year and is subject to annual review.

      9. [TERMINATION] This Agreement may be terminated by either party given written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     10. [COMPANY STATUS] The COMPANY will promptly advise the TRANSFER AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      11 [INDEMNIFICATION OF TRANSFER AGENT] The COMPANY agrees to indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the TRANSFER AGENT shall have the right to apply to

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

independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

      12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

      13. [NOTICE] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

           TO THE COMPANY:

           Carsten Mide, President

           VANCOUVER'S FINEST COFFEE COMPANY
           320 - 1100 Melville Street
           Vancouver, B.C. V6E 4A9

           TO THE TRANSFER AGENT:
           NEVADA AGENCY AND TRUST COMPANY 50 West Liberty Street, Suite 880 Reno, Nevada 89501

      14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

      15. [GOVERNING LAW] This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

      THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                                     NEVADA AGENCY AND TRUST COMPANY
                                     TRANSFER AGENT

                                     BY    /S/   "AMANDA CARDINALLI"
                                           --------------------------------
                                           AMANDA CARDINALLI, VICE PRESIDENT



                                     VANCOUVER'S FINEST COFFEE COMPANY

                                     BY    /S/   "K. MIDE WILSON KIRSTEN MIDE
                                           ------------------------------------
                                                    WILSON -  PRESIDENT

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                                                                  EXHIBIT 10 (I)

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants                         Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                  Telephone 801-486-0096
                                                                Fax 801-486-0098
                                                       -mail Kandersen @ msn.com

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

VANCOUVER'S FINEST COFFEE COMPANY

         We hereby consent to the use of our report dated April 30, 1999, in the registration statement of Vancouver's Finest Coffee Company filed in Form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934.

                                                  /s/ L. REX ANDERSEN

                                               ANDERSEN ANDERSEN & STRONG, L.C.

Salt Lake City, Utah
April 7, 1999

         A member of ACF International with affiliated offices worldwide



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